UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from           to
Commission File Number 1-12981
THE AMETEK RETIREMENT AND SAVINGS PLAN
(Full title of the plan)
AMETEK, Inc.
37 North Valley Road, Building 4, P.O. Box 1764
Paoli, Pennsylvania 19301-0801
(Name of issuer of the securities held pursuant to the plan
and the address of its principal executive office)

The AMETEK Retirement and Savings Plan
Financial Statements and Supplemental Schedule
Years ended December 31, 2008 and 2007
Contents

Report of Independent Registered Public Accounting Firm	2

Audited Financial Statements:

Statements of Assets Available for Benefits	3
Statements of Changes in Assets Available for Benefits	4
Notes to Financial Statements	5

Supplemental Schedule:

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)	14

Signatures	15

Exhibit Index	16

Report of Independent Registered Public Accounting Firm
Plan Administrative Committee
The AMETEK Retirement and Savings Plan
We have audited the accompanying statements of assets available for benefits of The AMETEK Retirement and Savings Plan as of December 31, 2008 and 2007, and the related statements of changes in assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan at December 31, 2008 and 2007, and the changes in its assets available for benefits for the years then ended, in conformity with US generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2008, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.
/s/ Ernst & Young LLP
Philadelphia, Pennsylvania
June 19, 2009

The AMETEK Retirement and Savings Plan
Statements of Assets Available for Benefits

	December 31,
	2008	2007
Assets:
Investments, at fair value	$331,901,358	$395,066,020

Receivables:
Employer contributions	332	221,204
Participant contributions	159	384,406

Total receivables	491	605,610

Assets available for benefits, at fair value	331,901,849	395,671,630

Adjustment from fair value to contract value for Common Collective Trust	1,125,597	(518,993)

Assets available for benefits	$333,027,446	$395,152,637

See accompanying notes.

The AMETEK Retirement and Savings Plan
Statements of Changes in Assets Available for Benefits

	Year Ended December 31,
	2008	2007
Additions, net of investment loss:
Contributions:
Employer	$12,050,416	$8,110,042
Participants	20,839,319	14,638,943
Participant rollovers and transfers from other plans	6,137,035	6,214,966

	39,026,770	28,963,951

Investment (loss) income:
Net (depreciation) appreciation in fair value of investments	(113,994,106)	16,070,918
Interest and dividend income	12,133,482	16,232,927

	(101,860,624)	32,303,845

Plan mergers	25,698,535	69,237,529

Total additions, net of investment loss	(37,135,319)	130,505,325

Deductions:
Benefits paid to participants	(24,989,872)	(27,745,305)

Net (decrease) increase	(62,125,191)	102,760,020

Assets available for benefits:
Beginning of year	395,152,637	292,392,617

End of year	$333,027,446	$395,152,637

See accompanying notes.

THE AMETEK RETIREMENT AND SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2008
1. Description of the Plan
General
The following brief description of The AMETEK Retirement and Savings Plan (“the Plan”) provides only summarized information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
The Plan is a tax-deferred 401(k) defined contribution savings plan, with a separate retirement feature described below. The Plan provides eligible employees of AMETEK, Inc. (“AMETEK” or “the Company”), and certain of its subsidiaries, an opportunity to invest a portion of their compensation, as defined by the Plan, in one or a combination of investment programs (see Note 3).
Participant Eligibility
Any employee, who is not specifically an ineligible employee as defined by the Plan, shall become a participant in the Plan as of the entry date that follows his or her date of hire by at least 31 days and is on or after the date on which the participant first attains age eighteen.
Plan Mergers
On June 10, 2008, the net assets from the Land Instruments 401(k) savings plan in the amount of $1.0 million were transferred into the Plan. On July 11, 2008, the net assets from the HCC Industries, Inc. 401(k) savings plan in the amount of $21.4 million were transferred into the Plan. On July 15, 2008, the net assets from the Hamilton Precision Metals, Inc. 401(k) savings plan in the amount of $2.5 million were transferred into the Plan. On December 4, 2008, the net assets from the CAMECA 401(k) savings plan in the amount of $0.8 million were transferred into the Plan.
On December 31, 2007, the assets of the AMETEK 401(k) Plan for Acquired Businesses (“the Acquired Business Plan”) were merged into the Plan. As the result of the merger, the Acquired Business Plan transferred approximately $65.3 million of net assets to the Plan. On June 4, 2007, the net assets of the U.S. participants from the Spectro Analytical Instruments 401(k) savings plan in the amount of $3.9 million were transferred into the Plan. See Note 8.

THE AMETEK RETIREMENT AND SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2008
1. Description of the Plan (continued)
Contributions
Each year, participants have an opportunity to invest up to 50% of their annual compensation, as defined by the Plan, in multiples of one percent, except for certain highly compensated participants who may be subject to certain regulatory limitations. Certain groups of participants have an opportunity to invest catch-up contributions up to 75% of their compensation. Participants may also contribute amounts representing rollovers from other qualified plans. Also in connection with business acquisitions by AMETEK, account balances from certain other plans may be transferred into the Plan. Excluding participants merged under the Acquired Business Plan, the Plan provides for Company contributions equal to 33 1/3% of the first 6% of compensation contributed by each participant, to a maximum annual Company contribution of $1,200 per participant. Also, the Plan provides for Company contributions to participants merged under the Acquired Business Plan, which vary by location and range between 25% to 100% of the amount contributed by each participant, up to a maximum percentage ranging from 2% to 8% of the participants’ compensation as determined by the Board of Directors for each business. Matching Company contributions are credited to participants’ accounts at the same time their contributed compensation is invested.
However, the Company may make its matching contribution payment to the Plan at any time prior to the due date prescribed by law for filing the Company’s federal income tax return for that Plan year.
The Plan has a retirement feature for eligible salaried and hourly employees of AMETEK. The Company makes contributions to the Plan on behalf of such employees equal to a specified percentage of their compensation earned based upon each participant’s age and years of service, up to predetermined limits. Employee contributions under the retirement feature of the Plan are not permitted. Investment programs and transfer and exchange privileges available under the retirement feature are the same as for the savings feature under the Plan.
Forfeited Company contributions from the retirement feature, which are insignificant in amount, are used to reduce future employer retirement contributions or to pay Plan administrative expenses.
Participant Accounts
Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company’s contributions and (b) Plan net earnings. Allocations are based on participant earnings and/or account balances, as defined. The benefit to which a participant is entitled is the balance in the participant’s vested account.

THE AMETEK RETIREMENT AND SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2008
1. Description of the Plan (continued)
Vesting
Participants are fully vested at all times in participant contributions and employer matching contributions. Employer retirement contributions made on or after January 1, 2007 and related earnings and employer incentive retirement contributions and related earnings are fully vested after three years of service (see Note 8).
Participant Loans
Participants may borrow a minimum of $1,000 or up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Participants may have up to two loans outstanding at any time, although only one loan may be for a primary residence, the sum of which may not exceed the maximum allowable under the Plan. Repayment terms of the loans are generally limited to no longer than 60 months from inception or for a reasonable period of time in excess of 60 months for the purchase of a principal residence, as fixed by the Plan’s Administrative Committee. The loans are secured by the balance in the participant’s account and bear interest at rates established by the Plan’s administrative committee, which approximate rates charged by commercial lending institutions for comparable loans. Interest rates on loans outstanding at December 31, 2008 and 2007 ranged between 4.25% and 11.0% and between 4.0% and 11.0%, respectively.
Principal and interest is paid ratably through payroll deductions. Participant loans outstanding at December 31, 2008 and 2007 totaled $9,036,604 and $8,399,006, respectively, and are included in investments in the accompanying statements of assets available for benefits.
Payment of Benefits
On termination of service, death, disability or retirement, a participant may receive a lump-sum amount equal to his or her vested account or elect to receive payment in installments up to a 15-year period but subject to certain restrictions based on life expectancy. When a participant attains age 59 1/2 while still an employee, he or she can elect to withdraw a specified portion of his or her vested account balance without incurring an income tax penalty. Also, in certain cases of financial hardship, a participant may elect to withdraw up to a specified portion of his or her vested account balance, regardless of age.
Plan Termination
The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). While the Company has not expressed any intent to terminate the Plan, it is free to do so at any time subject to the provisions of ERISA, and applicable labor agreements. In the event of Plan termination, each participant will receive the value of his or her separate vested account.

THE AMETEK RETIREMENT AND SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2008
2. Summary of Significant Accounting Policies
Basis of financial statements and presentation format
The accompanying financial statements have been prepared on the accrual basis of accounting, if applicable, except for the non-accrual of a liability for amounts owed to withdrawing participants, which are reflected in plan equity in accordance with U.S. generally accepted accounting principles (“GAAP”). At December 31, 2008, $9,611 was owed to withdrawing participants. At December 31, 2007, there were no outstanding liabilities for amounts owed to withdrawing participants.
Use of estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates and assumptions.
Risks and uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market fluctuation and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of assets available for benefits.
Investment valuation and income recognition
Investments in shares of registered investment companies are valued at quoted market prices, which represent the net asset values of shares held by the Plan at year-end. Money market and short-term investments are carried at the fair value established by the issuer and/or the trustee. The AMETEK Stock Fund is valued at its year end unit closing price. Life Insurance Contracts are carried at the cash surrender value of such policies at year-end. The participant loans are valued at their outstanding book values, which approximates fair value.
As described in Financial Accounting Standards Board (“FASB”) Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (“the FSP”), investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through a common collective trust (Vanguard Retirement Savings Trust). As required by the FSP, the statements of assets available

THE AMETEK RETIREMENT AND SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2008
2. Summary of Significant Accounting Policies (continued)
Investment valuation and income recognition (continued)
for benefits present the fair value of the Vanguard Retirement Savings Trust and the adjustment from fair value to contract value. The fair value of the Plan’s interest in the Vanguard Retirement Savings Trust is based on information reported by the issuer of the common collective trust at year-end. The contract value of the Vanguard Retirement Savings Trust represents contributions plus earnings, less participant withdrawals and administrative expenses.
Purchases and sales of investments are reflected on trade dates. Realized gains and losses on sales of investments are based on the average cost of such investments. Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date. Income from other investments is recorded as earned.
The net appreciation or depreciation of investments represents the sum of the change in the difference between year-end market value and the cost of investments, and the difference between the proceeds received and the cost of investments sold during the year.
3. Investment Programs
At December 31, 2008 and 2007, the Vanguard Fiduciary Trust Company was the Trustee and a party-in-interest to the Plan.
A participant may direct contributions (up to certain specified limits) in any of the following investment options:
•	AMETEK Stock Fund

•	Vanguard Retirement Savings Trust

•	Registered investment companies:
•	Vanguard Total Bond Market Index Fund

•	Vanguard LifeStrategy Funds

•	Vanguard Wellington Fund

•	Vanguard Windsor II Fund

•	Vanguard PRIMECAP Fund

•	Vanguard Small-Cap Index Fund

•	Vanguard 500 Index Fund

•	Artio International Equity Fund

•	BlackRock Small Cap Fund

•	Keeley Small Cap Value
Participants may change their investment options or transfer existing account balances to other investment options daily.

THE AMETEK RETIREMENT AND SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2008
3. Investment Programs (continued)
The fair value of individual investments that represent 5% or more of the Plan’s assets at year-end are as follows:

	December 31,
	2008	2007
Vanguard Retirement Savings Trust (stated at contract value)	$87,255,596	$68,288,531
Vanguard 500 Index Fund	29,999,221	46,788,541
AMETEK Stock Fund	29,814,612	45,635,115
Vanguard PRIMECAP Fund	29,676,497	43,696,472
Vanguard Wellington Fund	28,024,828	32,400,134
Vanguard Total Bond Market Index Fund Investor Shares*	22,623,756	—
Vanguard Windsor II Fund	21,404,551	36,095,119
Vanguard LifeStrategy Moderate Growth Fund	20,746,479	22,101,510
Artio International Equity Fund **	—	24,677,741

*	At December 31, 2007, this investment represented less than 5% of the fair value of the Plan’s assets.

**	At December 31, 2008, this investment represented less than 5% of the fair value of the Plan’s assets. (Formerly Julius Baer International Equity Fund).
During 2008 and 2007, the Plan’s investments (including gains and losses on investments bought, sold, as well as, held during the year) (depreciated) appreciated in value, as follows:

	December 31,
	2008	2007
Common stock	$(16,439,321)	$13,273,499
Registered investment companies	(97,554,785)	2,797,419

	$(113,994,106)	$16,070,918

4. Insurance Contracts
Some employee contributions are presently used to maintain previously purchased life insurance policies underwritten by Genworth Life and Annuity First Company of Lynchburg, Virginia. Commissions paid on Insurance Contracts are charged directly against the participants’ insurance accounts. This fund continues to be closed to new participants.

THE AMETEK RETIREMENT AND SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2008
5. Income Tax Status
The Plan has received a determination letter from the Internal Revenue Service dated September 26, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Sponsor believes the Plan is being operated in compliance with the applicable requirements of the Code and therefore believes the Plan is qualified and the related trust is tax-exempt.
6. Administrative Expenses
The expenses of administering the Plan are payable from the trust funds, unless the Company elects to pay such expenses. From inception of the Plan to the present, the Company has elected to pay such expenses directly.
7. Differences Between Financial Statements and Form 5500
The following is a reconciliation of assets available for benefits per the financial statements to the Plan’s Form 5500:

	December 31,
	2008	2007
Assets available for benefits per the financial statements	$333,027,446	$395,152,637
Deemed distributions	(5,000)	—
Amounts owed to withdrawing participants	(9,611)	—
Adjustment from contract value to fair value for Common Collective Trust	(1,125,597)	518,993

Assets available for benefits per Form 5500	$331,887,238	$395,671,630

8. Plan Amendments
During 2008, the Plan was amended to designate certain U.S. employees of the following acquired businesses as participating employees in the Plan:

Effective Date	Acquired Business
January 4, 2008	HCC Industries, Inc.
March 17, 2008	NewAge Testing Instruments, Inc.
March 17, 2008	Motion Control Group, Inc.
April 28, 2008	Reading Alloys, Inc.
December 15, 2008	California Instruments Corporation
December 15, 2008	Vision Research, Inc.
December 15, 2008	Xantrex Programmable
December 22, 2008	Drake Air

THE AMETEK RETIREMENT AND SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2008
8. Plan Amendments (continued)
During 2008, the Plan was amended to merge the net assets of certain U.S. participants from the following acquired businesses’ 401(k) plans into the Plan:

Effective Date	Acquired Business
June 10, 2008	Land Instruments
July 11, 2008	HCC Industries, Inc.
July 15, 2008	Hamilton Precision Metals, Inc.
December 4, 2008	CAMECA
January 8, 2009	NewAge Testing Instruments, Inc.
Effective January 1, 2007, the Plan’s retirement feature contributions made on or after January 1, 2007, will become fully vested after three years of service, compared to five years prior to January 1, 2007. Effective June 4, 2007, the net assets of U.S. participants from the Spectro Analytical Instruments 401(k) Savings Plan was merged into the Plan. Effective December 31, 2007, the net assets of the AMETEK 401(k) Plan For Acquired Businesses was merged into the Plan.
9. Recent Accounting Pronouncements
Effective January 1, 2008, the Plan adopted Statement of Financial Accounting Standards No. 157, Fair Value Measurements (“SFAS 157”), which defines fair value, establishes a framework for measuring fair value under GAAP and enhances disclosures about fair value measurements. Fair value is defined under SFAS 157 as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.
SFAS 157 establishes a valuation hierarchy for disclosure of the inputs to the valuation used to measure fair value. This hierarchy prioritizes the inputs into three broad levels as follows. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices for similar assets and liabilities in active markets or inputs that are observable for the asset or liability, either directly or indirectly through market corroboration, for substantially the full term of the financial instrument. Level 3 inputs are unobservable inputs based on the Plan’s own assumptions used to measure assets and liabilities at fair value. A financial asset or liability’s classification within the hierarchy is determined based on the lowest level input that is significant to the fair value measurement.

THE AMETEK RETIREMENT AND SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2008
9. Recent Accounting Pronouncements (continued)
The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2008:

	Level 1	Level 2	Level 3	Total
Registered Investment Company - Mutual Funds	$206,671,521	$—	$—	$206,671,521
Vanguard Retirement Savings Trust	—	86,129,999	—	86,129,999
AMETEK Stock Fund	—	29,814,612	—	29,814,612
AMETEK Life Insurance Fund	—	—	248,622	248,622
Participant Loan Fund	—	—	9,036,604	9,036,604

Total assets at fair value	$206,671,521	$115,944,611	$9,285,226	$331,901,358

The table below sets forth a summary of changes in the fair value of the Plan’s level 3 assets for the year ended December 31, 2008.

	AMETEK Life	Participant Loan
	Insurance Fund	Fund
Balance, January 1, 2008	$255,136	$8,399,006
Unrealized gains/(losses) relating to instruments still held at the reporting date	9	—
Purchases, sales, issuances and settlements, net	(6,523)	637,598

Balance, December 31, 2008	$248,622	$9,036,604

In April 2009, the FASB issued FASB Staff Position No. FAS 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly (“FSP FAS 157-4”). FSP FAS 157-4 supersedes FSP FAS 157-3 and amends SFAS 157 to provide additional guidance on estimating fair value when the volume and level of activity for the asset or liability have significantly decreased in relation to normal market activity for the asset or liability. FSP FAS 157-4 also provides additional guidance on circumstances that may indicate that a transaction is not orderly and on defining major categories of debt and equity securities in meeting the disclosure requirements of SFAS 157. FSP FAS 157-4 is effective for reporting periods ending after June 15, 2009. Plan management is currently evaluating the effect that the provisions of FSP FAS 157-4 will have on the Plan’s financial statements.

THE AMETEK RETIREMENT AND SAVINGS PLAN
EIN 14-1682544 Plan# 078
Schedule H, Line 4i—
Schedule of Assets (Held at End of Year)
December 31, 2008

	Description of investment, including
	maturity date, rate of interest,	Current
Identity of issue, borrower, lessor or similar party	collateral, par, or maturity value	Value
AMETEK Stock Fund*	Common Stock Fund	$29,814,612
Vanguard Retirement Savings Trust*	Common/Collective Trust	86,129,999
Vanguard Total Bond Market Index Fund*	Registered Investment Company	22,623,756
Vanguard LifeStrategy Conservative Growth Fund*	Registered Investment Company	8,528,136
Vanguard LifeStrategy Growth Fund*	Registered Investment Company	13,673,306
Vanguard LifeStrategy Moderate Growth Fund*	Registered Investment Company	20,746,479
Vanguard Wellington Fund*	Registered Investment Company	28,024,828
Vanguard Windsor II Fund*	Registered Investment Company	21,404,551
Vanguard PRIMECAP Fund*	Registered Investment Company	29,676,497
Vanguard Small-Cap Index Fund*	Registered Investment Company	6,025,719
Vanguard 500 Index Fund*	Registered Investment Company	29,999,221
Artio International Equity Fund	Registered Investment Company	13,734,094
BlackRock Small Cap Fund	Registered Investment Company	9,093,856
Keeley Small Cap Value	Registered Investment Company	3,141,078
Genworth Life and Annuity Insurance Company*	Life Insurance Policies	248,622
Participant Loans*	Interest rates ranging from	9,036,604
	4.25% to 11.0%

		$331,901,358

*	Indicates party-in-interest to the Plan
Historical cost column is not included as all investments are participant-directed.

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Members of the Administrative Committee have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

The AMETEK Retirement
and Savings Plan
(Name of Plan)

Date: June 19, 2009	By:	/s/ John J. Molinelli
John J. Molinelli, Member,
Administrative Committee

Exhibit Index

Exhibit
Number	Description

23	Consent of Independent Registered Public Accounting Firm